December 30, 2022

Via EDGAR

United States Securities and Exchange Commission,
Division of Corporation Finance, Office of Energy and Transportation,
100 F. Street, N.E.,
Washington, D.C. 20549,
United States.

Re:	Tankco Shipping Inc. Registration Statement on Form 20-F Filed November 16, 2022 Amendment No. 1 to Draft Registration Statement on Form 20-F Filed on December 1, 2022 CIK No. 0001941131

Ladies and Gentlemen:

On behalf of our client, Castor Maritime Inc. (“Castor”), parent corporation to its wholly owned subsidiary, Toro Corp. (previously “Tankco Shipping Inc.” and referred to herein as “Toro” or the “Company”), we wish to inform you that Toro has filed a second amendment to the above-referenced Registration Statement on Form 20-F (the “Revised Registration Statement”).  The Revised Registration Statement reflects the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 13, 2022 (the “Comment Letter”), as well as certain updated, revised and supplemental information.

The headings and numbered items of this letter correspond to those in the Comment Letter.  For your convenience, each of the comments from the Comment Letter is restated in bold type prior to the Company’s response.  The page numbers in the Company’s responses refer to the page numbers in the Revised Registration Statement.  Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Revised Registration Statement.

The responses to the Staff’s comments set forth below, as well as the changes in disclosure referenced in the responses, are the responses and changes of Toro, and we are providing them to you on its behalf.

United States Securities and Exchange Commission, Division of Corporation Finance, Office of Energy and Transportation	-2-

Risk Factors

Our articles of incorporation contain exclusive forum provisions..., page 20

1.
In your response to comment 2 you confirm that in order for Section 2 of Article XI of the Company’s Amended and Restated Bylaws to apply, a claim must both arise under the Securities Act or the Exchange Act and not constitute any “Specified Claim”, including being any derivative action. As investors may have a right to bring derivative actions under both the Securities Act and the Exchange Act, please revise to make clear the criteria for claims to qualify for Section 2 of Article XI, and disclose that such "derivative actions" would not qualify for the exclusive forum clause in Section 2 of Article XI that places such exclusive forum in the the United States District Court for the Southern District of New York. Rather, make clear that derivative actions, including those actions arising under the Securities Act or Exchange Act, would be subject to Section 1 of Article XI, with exclusive forum in the High Court of the Republic of the Marshall Islands. Please make similar revisions to your section "Exclusive Forum" on page 83 such that you have consistent disclosure throughout your filing as to the applicability of your provisions to actions arising under the Securities Act or Exchange Act.

Response:  The Company has revised Article XI of its Amended and Restated Bylaws (filed as Exhibit 1.2 to the Revised Registration Statement) such that any claim under the Securities Act or the Exchange would qualify for the exclusive forum clause in Section 2 of Article XI. The Company has updated the discussion on pages 30 and 84 of the Revised Registration Statement to reflect this revision and to have consistent disclosure throughout the Revised Registration Statement as to the applicability of the exclusive forum provisions in its Amended and Restated Bylaws.

* * * * *

United States Securities and Exchange Commission, Division of Corporation Finance, Office of Energy and Transportation	-3-

If you have additional questions or require any additional information with respect to the registration statement or this letter, please do not hesitate to contact me at +44 20 7959 8470 or andronikosn@sullcrom.com.

Very truly yours,
/s/ Nikolaos G. Andronikos
Nikolaos G. Andronikos

CC:	Cheryl Brown
Kevin Dougherty
Brian McAllister
Raj Rajan
(Securities and Exchange Commission)

Theodore Konstantatos
Petros Panagiotidis
Ioannis Lazaridis
(Toro Corp.)